April 9, 2025

Eric Atallah

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Harmony Biosciences Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed February 25, 2025

Form 8-K dated February 25, 2025

File No. 001-39450

Dear Mr. Atallah:

Set forth below is the response of Harmony Biosciences Holdings, Inc. (the “Company”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter, dated March 28, 2025 regarding the Company’s filings referenced above.  The Company’s response is provided underneath your original comments below.

SEC Comment

Form 8-K Dated February 25, 2025

Exhibit 99.1

1.	We note that your non-GAAP adjusted net income includes adjustments for upfront licensing fees, milestone payments and IPR&D charges incurred in connection with asset acquisitions. Please tell us how you determined that these adjustments do not represent normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Company Response

We respectfully acknowledge the Staff’s comment and advise the Staff that we will not include adjustments for upfront licensing fees, milestone payments and IPR&D charges incurred in connection with asset acquisitions in any future presentations of our non-GAAP measures.

Harmony Biosciences Holdings, Inc. is committed to fully complying with the SEC’s disclosure requirements. Please do not hesitate to contact me at (484) 539-9750 if you have any questions or require further information.

Sincerely,

/s/ Sandip Kapadia

Sandip Kapadia

Chief Financial Officer